[ACCO Brands Corporation Letterhead]

March 22, 2012

VIA EDGAR SUBMISSION AND COURIER

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	ACCO Brands Corporation
Amendment No. 3 to Registration Statement on Form S-4
Filed March 20, 2012
File No. 333-178869

Dear Mr. Field:

This letter is in response to the comments contained in the Staff’s comment letter dated March 21, 2012 with respect to ACCO Brands Corporation’s (“ACCO”) Amendment No. 3 to Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2012.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter, indicated in bold, followed by ACCO’s responses immediately after each comment. In addition, we have filed today Amendment No. 4 to the Registration Statement on Form S-4 (“Amendment No. 4”). The page numbers in the responses refer to pages of Amendment No. 4.

Where You Can Find Additional Information

1.	We note that you filed Amendment No. 2 to your Form 10-K for the fiscal year ended December 31, 2011 on March 20, 2012 but did not specifically identify it as a document incorporated by reference in this section. We also note that the language in the fourth paragraph regarding the incorporation by reference of future filings does not incorporate by reference the aforementioned filing. Please revise to specifically incorporate by reference Amendment No. 2.

In response to the Staff’s comment, we have revised the section entitled “Where You Can Find Additional Information” to specifically incorporate by reference Amendment No. 2 to ACCO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

March 22, 2012

Material U.S. Federal Income Tax Consequences, page 89

2.	We note that the opinions provided in Exhibits 8.1 and 8.2 do not address all of the material U.S. federal income tax consequences identified in this section related to the Separation, the Distribution and the Mergers. Specifically, refer to the numbered paragraphs on page 90 and the bullets on page 92. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. The tax opinion should address and express a conclusion for each material federal tax consequence. Please have counsel revise Exhibits 8.1 and 8.2 accordingly.

In response to the Staff’s comment, counsel to ACCO and to MeadWestvaco have each revised their tax opinions previously filed to address and express a conclusion for each material federal tax consequence identified in the section entitled “Material U.S. Federal Income Tax Consequences of the Separation, the Distribution and the Mergers.” Please note we have included signed versions of the legality and tax opinions as Exhibits 5.1, 8.1 and 8.2 to Amendment No. 4.

Exhibit 8.1

3.	It is inappropriate to assume legal conclusions underlying the opinion. Please have counsel delete the last sentence of the third paragraph on page 1 accordingly.

In response to the Staff’s comment, counsel has deleted the sentence in Exhibit 8.1 to Amendment No. 4.

4.	Investors are entitled to rely on the opinion. Please have counsel delete the second sentence of the third paragraph on page 2 accordingly.

In response to the Staff’s comment, counsel has moved the sentence to the last paragraph of the opinion and has removed the portions of the sentence that limit reliance on the opinion to us.

If you have any questions regarding the foregoing, please contact the undersigned at (847) 484-3010.

Very truly yours,

/s/ Steven Rubin

Steven Rubin

Senior Vice President, Secretary and General Counsel

ACCO Brands Corporation